Contract to prepare the design for construction of the Eco-Waste rendering plant in Zabokliki, Poland between Eco-Waste and Korbud P.B. dated June 29,1999

Contract #5/99

To prepare the design for construction

dated 29/06/1999.

Between

International Eco-Waste Systems S.A., located at Zloczowska 12/3 03-972 Warsaw, registered with the Commercial Court under registration #RHB 47982, represented by:

1. Mr. Zbigniew Tragarz - President

2. Mr. Waldemar Dziak - Vice President

and

KORBUD P.B. ("Contractor"), located at 04-994 Warsaw, ul. Poezji 19/312 registered with the Otowck Municipality under registration # 1136/89, represented by:

1. Mr. Slawomir Korporowicz - Proprietor

The following are the excerpt from this contract:

1). The following is the contractual price:

(a) Project design - 682,300 zl (CAD 262,400)

(b) Pre-design works - 102,345 zl (CAD 39,300)

2. The contractual price will be adjusted, if the preparation of the design, not caused by the Contractor, will exceed 6 months.

3. The project design will contain the following:

- Architectural and contraction design - 121,000 zl (CAD 46,500)

- Technology, external connections - 77,300 zl (CAD 29,700)

- Internal installations, air control, gas connection - 275,000 zl (CAD 105,700)

- Electrical installation, lights, etc. - 137,500 zl (CAD 52,800)

- Roads - 16,500 zl (CAD 6,300)

- Coordination with local municipality, construction permit - 55,000 zl (CAD 21,100)

IEWS will pay the Contractor a down payment equivalent to 30% of the total contractual price 204,690 zl (CAD78, 700) within 7 days from the date of signing this contract.

This document is a fair and accurate translation of the original Polish document.